

Rockval Business Plan

Industry Overview

The commercial real estate industry spends billions of dollars on technology solutions that are complicated, costly, and fragmented. Because of the many current solutions, many of which cost thousands of dollars per year, there is a large part of the industry that is underserved.

There are over 3mm professionals in the commercial real estate industry, according to IbisWorld research. It is estimated that roughly half of this group lacks the resources (or the desire) to pay for the more expensive solutions available to them. In addition to affordability, this group is also seeking for a simple, consolidated platform to handle their real estate needs.

In addition, there are two additional markets that Rockval's product offerings can target

       (1). A sizable portion of the residential real estate industry, with its 2mm professionals, according to Homelight

       (2). The non-professional, "mom and pop", real estate investors and family offices that utilize real estate as a vehicle for investing their accumulated wealth

ROCKVAL WILL MANAGE THE MARKET

+55 Million	+2 Million	$6 Trillion
Commercial Properties in The United States	Annual Property Sales	Commercial Property Value

Source: reonomy

https://www.reonomy.com/properties/commercial-real-estate/us/1

Key Word	Global Profiles	United States Profiles
Real Estate	9,827,822	5,656,059
Commercial Real Estate	2,311,415	1,181,204

Source: LinkedIn "People" Search



The Competitive Advantage

Rockval's price and comprehensive offering, coupled with its proprietary data and algorithms, give it a competitive advantage over the competitors' costly and difficult to use software offerings.

Our simple user experience and auto-activated user capabilities allows us to significantly reduce the amount of time and money to sell each of our products to onboard customers. Additionally, our product offerings are highly shareable, which allow users to continue the spread of Rockval.



BRINGING IT TOGETHER

DRIVING JOB FUNCTION INTEGRATION FOR SEAMLESS DATA UTILIZATION AND AUTOMATED INSIGHTS.

Product Strategy

Rockval's comprehensive real estate platform provides simple, data integrated, and affordable solutions to commercial real estate professionals for their everyday needs, saving them thousands of dollars and hours of time for just $9.99/user/month/product.

The platform allows users to:

- Create proformas to do the financial projections for an acquisition, disposition, or development
- Gather market data to find real estate opportunities and to make better business decisions with data-driven assumptions
- Create Offering Memorandums/Marketing Materials for investment properties

Rockval has additional product offerings that will be released over the next 3 - 12 months to solve other pain points of real estate professionals around the country.

Sales & Marketing Strategy

Rockval will use a multi-pronged sales and marketing strategy, including the following:

- Direct / Events / Tradeshows
- Pay-per-click advertising
- Digital Advertising
- Enterprise/Institutional sales (industry associations, large institutions, universities, etc.)
- Social Influencers


MARKETING
Institutional Contracts
Partner with institutions that have large user bases to provide integrated solutions
Partnerships
Offer ROCKVAL through influential technology and education platforms, i.e. Bigger Pockets
Social Influencers
Form partnerships with influential organizations (i.e., CCIM, Brokerages) and known advisors.
Digital Advertising
Pay per click advertising through Facebook, Google, LinkedIn, Globe St., LoopNet, Etc.
Direct / Events / Tradeshows
Direct sales and sponsor events such as Bisnow, Retail Live, ICSC

Management

Rockval is led by a senior management team with considerable experience in both the commercial real estate industry as well as the tech/software industry. Because of these backgrounds, the executives of the company have a unique perspective into the particular pain points of the commercial real estate industry as well as having the required tech/software abilities to solve them. This gives Rockval a considerable advantage in its ability to develop products that the market wants.

The development team follows the Agile methodology “Scrum” headed by a technical project manager to ensure the most efficient and effective development.



Financial

Rockval is a lean company with an average burn rate over the last 12 months of just over $40,000, of which our administrative costs, including office rent, have been below $3,000/month. This allows the company to operate at an efficient level with little waste. The monthly total will gradually increase as new developers and salespeople are hired and 3rd-party data subscriptions are integrated.

Projections include a 20% churn rate with varied user growth month over month

Projections	Users (End of Year)	Average MRR	Average ARR
Year 1	6,466	$48,622	$583,462
Year 2	45,574	$494,931	$5,939,178
Year 3	93,574	$1,431,487	$17,177,840
Year 4	141,574	$2,391,487	$28,697,840
Year 5	189,574	$3,351,487	$40,217,840